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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following letter was distributed to CBOT members on September 21, 2001 and is currently available on the CBOT's intranet sites, MemberNet and OnBoard.

                              September 21, 2001


Dear Members:

Yesterday, the members of the Chicago Board Options Exchange voted in favor of the exercise right agreement that had been approved by the Boards of Directors of both exchanges. We congratulate Bill Brodsky and Mark Duffy, along with their Board, for their leadership in this matter that clarifies the scope of CBOT members' exercise right.

The CBOE membership vote in favor of this fair and balanced agreement is a significant step forward for both exchanges. It not only permits the Chicago Board of Trade to go full-speed ahead with our restructuring while preserving the exercise right, it also promises to usher in a new era of cooperation between our two closely-linked exchanges.

While this outcome is a tremendous achievement, perhaps equally important is the mutual respect and goodwill that resulted from the negotiation process that took place between the two exchanges. We already have begun work on examining opportunities where we can provide business growth and cost savings to our respective exchanges, members and customers.

On Monday, our Board of Directors will vote to revise our registration statement with the Securities and Exchange Commission to include this agreement so that we can proceed with our restructuring. As we have done throughout, we will keep you informed of our progress.

                                  Sincerely,



/s/ Nickolas J. Neubauer                                     /s/ David J. Vitale
Nickolas J. Neubauer                                              David J.Vitale


While the Board of Trade of the City of Chicago, Inc. (CBOT(R)) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT(R) members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT(R) at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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